Exhibit 12.1

EDGE PETROLEUM CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES

(In Thousands, Except Ratios)

	Three Months
	Ended
	March 31,	Year Ended December 31,
	2007	2006	2005	2004	2003	2002
Earnings:
Income (loss) from continuing operations before income taxes	$(8,704)	$(62,836)	$51,436	$23,384	$7,439	$1,223
Plus: fixed charges	3,077	2,885	350	616	812	398
Earnings available for fixed charges	$(5,627)	$(59,951)	$51,786	$24,000	$8,251	$1,621
Fixed Charges:
Interest expense	$5,173	$8,146	$2,293	$1,317	$1,056	$1,021
Total fixed charges	$5,173	$8,146	$2,293	$1,317	$1,056	$1,021

Ratio of Earnings to Fixed Charges	(a)	(b)	22.59	18.22	7.81	1.59

(a)          Earnings for the three months ended March 31, 2007 were inadequate to cover fixed charges. The coverage deficiency was $10.8 million.

(b)         Earnings for the year ended December 31, 2006 were inadequate to cover fixed charges.  The coverage deficiency was $68.1 million for fixed charges.